January 22, 2010	Writer's Direct Number: (317) 236-2456 Direct Fax: (317) 592-4868 Internet: Mark.Barnes@icemiller.com

VIA EDGAR

Susan Block
Attorney Advisor
United States Securities and Exchange Commission
Washington, D.C.  20549-3561

RE:	The Steak n Shake Company
Amendment No. 1 to Schedule 13E-3 relating to Western Sizzlin Corporation
Filed December 28, 2009
File No. 005-54359

Amendment No. 1 to Form S-4
Filed December 28, 2009
File No. 333-163192

Dear Ms. Block:

On behalf of our client, The Steak n Shake Company (the "Company" or "Steak n Shake") this letter responds to the Staff's comment on the above-referenced filings (the "Amendment No. 1 to Schedule 13E-3" and the "Amendment No. 1 to Form S-4," and together the "Filings") provided to Sardar Biglari, the Company's Chairman and CEO, by letter dated January 15, 2010.  Concurrently with transmittal of this letter to you, we are filing on behalf of the Company Amendment No. 2 to the Registration Statement on Form S-4, including a revised proxy statement/prospectus (the "Revised Proxy Statement/Prospectus").

For your convenience, the subheadings and order of responses set forth below correspond with the subheadings and order set forth in the Staff's comment letter.  The Staff's comments are in bold.  The page numbers in this letter refer to the respective pages of the Revised Proxy Statement/Prospectus.

Information in this letter relating to Western Sizzlin Corporation ("Western Sizzlin"), and its special committee, and to persons who are officers, directors, stockholders of Western Sizzlin, and to the Western Sizzlin special committee's financial advisor, B. Riley & Co., LLC ("B. Riley"), has been provided to our firm for inclusion herein by counsel to Western Sizzlin's special committee.

 Form S-4

1. We note your response to our prior comment 5 and that you indicate on the cover page that the Western Sizzlin common stock will be converted into the right to receive an approximate $8.07 pro rata portion of the debentures per share.  Please clarify any situation where the compensation per share may fluctuate.

Susan Block
Attorney Advisor
United States Securities and Exchange Commission
January 22, 2010

There is no situation contemplated or reasonably likely to occur that would result in the compensation to Western Sizzlin shareholders differing from approximately $8.07 per share in principal amount of debentures.  The principal amount of debentures to be issued for all Western Sizzlin shares as fixed by the merger agreement is $22,959,000, and dividing that figure by the 2,844,402 shares of Western Sizzlin that is currently outstanding yields (rounded to the nearest penny) $8.07 per share.   The 2,844,402 outstanding shares of Western Sizzlin is not subject to dilution on account of stock options, convertible securities, or the like, since none of such potentially-dilutive instruments are currently outstanding;  all Western Sizzlin stock options outstanding at the date of the merger agreement have since been exercised, and the Western Sizzlin shares issued upon such exercises are included in the 2,844,402 shares that are presently outstanding.  Further, the merger agreement (see Section 5.01) precludes, without Steak n Shake's consent, any issuance by Western Sizzlin of additional Western Sizzlin shares and any repurchase by Western Sizzlin of its shares.  Accordingly, there is no situation that is expected or reasonably likely to occur that would result in the principal amount of debentures issued in the merger being an amount different than approximately $8.07 per Western Sizzlin share.

2. We note your response to comment 8 of our letter dated December 17, 2009.  Please provide the information required by Items 3(f) and (g) of Form S-4.  If you believe any value required by Items 3(f) and (g) of Form S-4 cannot be calculated, please explain.

The Company has amended its disclosure in response to the Staff’s comment. Please see the new disclosure on pages 13 - 14 of the Revised Proxy Statement/Prospectus.

 Position of the Schedule 13E-3 Filing Persons, page 7

3. Please revise the last sentence in the first paragraph to clarify that the filing persons are required to make a fairness determination as to unaffiliated security holders.

The Company has amended its disclosure in response to the Staff’s comment. Please see the new disclosure on pages 7 and 28 of the Revised Proxy Statement/Prospectus.

 Restrictions on Solicitations of Other Offers, page 8

4. We note your response to comment 12 and we reissue it.  Please disclose whether Western Sizzlin solicited or received other indications of interest or offers during the "go-shop" period.

The Company has amended its disclosure in response to the Staff’s comment. Please see the new disclosure on page 8 of the Revised Proxy Statement/Prospectus.

Susan Block
Attorney Advisor
United States Securities and Exchange Commission
January 22, 2010

 Form of Debenture, page 9

5. We note your disclosure regarding the fact that Steak n Shake may issue the debentures in the form of one or more global debentures to Cede & Co.  Please add disclosure explaining how this may impact an individual investor.  Add risk factor disclosure, if appropriate.

The Company has amended its disclosure in response to the Staff’s comment. Please see the new disclosure on page 9 and the new risk factor on page 75 of the Revised Proxy Statement/Prospectus.

 Negotiation of the Letter of Intent, page 19

6. We note your disclosure that Duff & Phelps in its draft presentation to the special committee of Steak n Shake discussed the range of Western Sizzlin value per shares as $11.30 to $13.10 per share.  Please clarify in your disclosure how the offer was then $8.11 per share.

The Company has amended its disclosure in response to the Staff’s comment. Please see the new disclosure on page 21 of the Revised Proxy Statement/Prospectus.

7. We note your response to comment 30 of our letter dated December 17, 2009.  Please disclose the "certain terms" recommended by B. Riley "that should be included in the response to Steak n Shake's indication of interest" as discussed on page 20.

The Company has amended its disclosure in response to the Staff’s comment. Please see the new disclosure on page 22 of the Revised Proxy Statement/Prospectus.

 Recommendation of the Western Sizzlin Special Committee; Reasons for, and Effects and Fairness of, the Merger, page 28

8. We note your response to comment 37 of our letter dated December 17, 2009 and we reissue the comment.  Please disclose how each factor relates to the determination that the transaction is fair to the unaffiliated stockholders.  Discuss how each factor specifically relates to the fairness of the terms of the transaction to unaffiliated stockholders.

The Company has amended its disclosure in response to the Staff’s comment. Please see the revised disclosure on pages 29 through 35 of the Revised Proxy Statement/Prospectus.

Susan Block
Attorney Advisor
United States Securities and Exchange Commission
January 22, 2010

9. Please reconcile your disclosure in the fourth bullet point on page 28 regarding "the other alternatives reasonably available to Western Sizzlin" with your disclosure on page 22 that "neither company's board of directors nor any of the other Schedule 13e-3 Filing Persons had considered any specific alternatives to the transaction contemplated by the proposed Letter of Intent, other than the alternative of not proceeding with the proposed transaction" and your disclosure on page 58 that "Prior to the execution of the merger agreement, the Western Sizzlin special committee did not expressly consider any specific alternatives to the transaction contemplated thereby."

The Company has amended its disclosure in response to the Staff’s comment. Please see the revised disclosure on page 30 of the Revised Proxy Statement/Prospectus.

10. We note your response to comment 41 of our letter dated December 17, 2009, and we reissue the comment.  You list the opinion of B. Riley on page 29 as a "substantive positive factor" considered by the Western Sizzlin special committee, and you list the opinion of B. Riley on page 33 as a factor relating to the "procedural safeguards" that the Western Sizzlin special committee believes ensure the fairness of the merger.  You also state on page 27 that "The Schedule 13e-3 Filing Persons agree with and expressly adopt the analyses and conclusions of the Western Sizzlin special committee."  In this respect, we note that unless the financial advisor's report is adopted, the filing persons will need to provide disclosure responsive to Item 1014(b) of Regulation M-A, and Instruction 2 thereto.  Please note that revisions in response to this comment may have an impact on the issues discussed in comment 43 of our letter dated December 17, 2009.

The Company has amended its disclosure in response to the Staff’s comment. Please see the new disclosure on pages 7, 28 and 29 of the Revised Proxy Statement/Prospectus.

 Opinion of the Financial Advisor, page 35

11. We reissue comment 48.  If the data underlying any specific analysis was not provided to the special committee, please state so in this section and address, in the disclosure relating to the fairness determination of any filing person that adopted the financial advisor's analyses and the special committee's analysis, the effect of not having been provided such data for independent analysis.

The Company has revised its disclosure in response to the Staff’s comment to include the data underlying the various analyses and conclusions set forth in B. Riley’s opinion, which data were included in the presentation of B. Riley to the Western Sizzlin special committee filed as Exhibit (c)(6) to Amendment No. 1 to Schedule 13E-3.  Please see the new disclosure on pages 39 to 48 of the Revised Proxy Statement/Prospectus.

 Premiums Paid Analysis, page 37

12. Please clarify whether or not the premiums paid analysis took into account the distribution of Steak n Shake stock to Western Sizzlin shareholders.

The Company respectfully advises the Staff that it has been informed by Western Sizzlin that the premiums paid analysis took into account the distribution of Steak n Shake stock to Western Sizzlin stockholders.  Accordingly, the Company has amended its disclosure in response to the Staff’s comment. Please see the new disclosure on page 39 of the Revised Proxy Statement/Prospectus.

Susan Block
Attorney Advisor
United States Securities and Exchange Commission
January 22, 2010

 Additional Considerations, page 44

13. We note your response to comment 53 of our letter dated December 17, 2009.  Please disclose the portion of Duff & Phelps' fee "payable upon Duff & Phelps' stating to the Special Committee of the Board of Directors of the Company that it is prepared to deliver its Opinion" as discussed on page C-4 or advise.

The Company respectfully advises the Staff that as stated on page 65 of the Revised Proxy Statement Prospectus, "Duff & Phelps was paid $150,000 upon Duff & Phelps' stating to the special committee that it was prepared to deliver its opinion."

 Selected Historical Consolidated Financial Data of Steak N Shake, page 69

14. We note your response to comment 16 and we disagree with your analysis. Please provide the requested disclosure.

The Company has amended its disclosure in response to the Staff’s comment. Please see the new disclosure on page 92 of the Revised Proxy Statement/Prospectus.

 Management's Discussion and Analysis, page 114

15. We note your response to our prior comment 17 and reissue the comment in part.  Section 27A of the Securities Act and Section 21E of the Exchange Act do not apply to statements made in connection with a going-private transaction.  Please either remove these references here, and throughout, or make clear, each time you refer to it, that the safe harbor for forward-looking statements does not apply to this filing.

The Company has amended its disclosure in response to the Staff’s comment. Please see the new disclosure on page 129 of the Revised Proxy Statement/Prospectus.

Susan Block
Attorney Advisor
United States Securities and Exchange Commission
January 22, 2010

Questions with respect to this response may be directed to the undersigned at the direct dial number appearing above.

Very truly yours,

ICE MILLER LLP

/s/ Mark B. Barnes
Mark B. Barnes

cc:	Mr. Sardar Biglari
Mr. Steven Wolosky
Mr. William J. Regan, Jr.